Exhibit 99.1

Press Release

Swisscom sets up European Public Wireless LAN Service for Businesses

Having achieved the successful rollout of Public Wireless LAN services in Switzerland via its subsidiary Swisscom Mobile, Swisscom wants to build on this growth opportunity in providing broadband Internet access to business travellers in key venues (hotels, conference centres, airports etc.) across Europe. On the back of its solid and financially sound position, Swisscom has founded a new company named Swisscom Eurospot, which has secured shareholdings in independent PWLAN operators in Europe. Swisscom Eurospot’s Headquarters is in Geneva.

"This strategic initiative builds on Swisscom's unique positioning as an innovative, value oriented and high performing Swiss telecom network operator" states Jens Alder, CEO of the Swisscom Group.

In order to offer good coverage to its customers from day one, Swisscom Eurospot has acquired two leading PWLAN providers with coverage in major European countries such as Germany, UK, France, The Netherlands, and Belgium. Specifically, these companies are the leading pan-European operator Megabeam Networks Ltd in London and the German market leader WLAN AG in Munich. Through those acquisitions and through organic growth, more than 400 hotspots (Hotels, Airports, Conference Centres, Train Stations etc.) are under contract and about 100 are currently operational. Together with the about 400 hotspots of our roaming partners, Swisscom Eurospot will offer service at over 800 hotspots. For the German market Swisscom’s subsidiary debitel will clearly have a leading role, acting as a preferred reselling partner through its strong distribution network.

Swisscom is making a double-digit million Swiss franc sum available in the initial phase of the project, in order to fund the acquisitions, acquire new hotspots, and rapidly expand the business.

Swisscom Eurospot is operating in UK, Germany, Ireland, France, The Netherlands, Belgium, Luxembourg, Spain, Italy and in an additional 4 countries – including Switzerland – via roaming partners. Swisscom is confident that this niche market will prove to be a profitable growth opportunity in the long term for the company.

The Swiss national PWLAN business will remain with Swisscom Mobile AG. However customers of Swisscom Mobile will be able to use the services of Swisscom Eurospot throughout Europe.

Swisscom will be pursuing this opportunity on a pan-European scale in order to meet the needs of its target customer – the international business traveller. High-speed wireless access to the Internet via Public Wireless LAN (PWLAN) simply requires an appropriate adapter card in the laptop, or an increasingly common laptop equipped with built-in WLAN connectivity. Through this technology, business travellers will have broadband access to their e-mail server, to their company’s network and the world-wide-web (WWW). Productivity, cost savings and secure availability across different geographies will be the unique selling points to subscribers of this new service.

Setting up a PWLAN service will also bring competitive advantages to operators of hotels, conference centres, exhibitions, etc. Thanks to the supra-regional strategy, coupled with a standardised product portfolio and uniform customer care, facilities which offer the Public Wireless LAN services will be particularly attractive to the international business traveller.

Geneva, 7.3.2003